FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated July 19, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, July 19, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.:  Relevant Fact. Repurchase of 10%
Medium-Term Notes Due 2028

Dear Sirs:

The purpose of this letter is to comply with the requirements of the current regulation and to inform you that YPF S.A. will repurchase $79,016,000 principal amount of its outstanding 10% Medium-Term Notes Due 2028 (the “Notes”).
The mentioned repurchase will be done pursuant to a tender offer made in accordance with the terms of the relevant offer to purchase, which expired at 5:00 p.m. New York City time on July 12, 2012, the prospectus and the indenture for the Notes. YPF expects to make payment on July 20, 2012 of the repurchase price for the Notes tendered, which includes the principal amount plus any accrued and unpaid interest thereunder.

Yours faithfully,

Gabriel E. Abalos
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 20, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer